UF 3-3-03

03002433

OMB APPROVAL

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.......12.00

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION
FEB 27 2003
WASH. D.C. 155

SEC FILE NUMBER
8-38583

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Warren D. Nadel & Company

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Northern Blvd
(No. and Street)

Greenvale	New York	11548
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren D. Nadel (516) 625-3400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 10 2003

OATH OR AFFIRMATION

I, Warren D. Nadel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren D. Nadel & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public

RENEE SPIZZ
Notary Public, State of New York
No. 01SP5054746
Qualified in Nassau County
Commission Expires Jan. 22, 20 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control required by SEC Rule 17a-5 and CFTC Regulation 1.16.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Warren D. Nadel & Company

Statement of Financial Condition

December 31, 2002

Warren D. Nadel & Company

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholders
Warren D. Nadel & Company
Greenvale, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Warren D. Nadel & Company as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 14, 2003

Warren D. Nadel & Company

Statement of Financial Condition

December 31, 2002	
Assets	
Cash and cash equivalents	**$ 165,633**
Due from clearing brokers (Note 1)	**8,208**
Deposit with clearing broker	**25,000**
Secured demand note receivable, collateralized (Note 2)	**85,000**
Securities owned:	
Marketable, at market value	**20,000**
Not readily marketable, at cost	**62,100**
Other assets (Note 3)	**31,481**
	$ 397,422
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued expenses and other liabilities	**$ 85,645**
Liabilities subordinated to claims of general creditors (Note 2)	**85,000**
Commitments (Notes 4, 5, 6 and 7)	
Stockholders' equity (Note 5):	
Common stock, $.01 par value – shares authorized 100,000; issued and outstanding 54,441	**544**
Additional paid-in capital	**645,940**
Accumulated deficit	**(419,707)**
Total stockholders' equity	**226,777**
	$ 397,422

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Warren D. Nadel & Company

Summary of Business and Significant Accounting Policies

Business

Warren D. Nadel & Company ("Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker with the Commodity Futures Trading Commission. The Company acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents highly liquid debt instruments with original maturities of three months or less and money market funds.

Income Taxes

The Company is an S corporation for both Federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal and a portion of its NYS income taxes.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned

The Company has an investment in 2,000 shares of common stock and 4,500 warrants of the NASDAQ Stock Market, Inc. The investment in common stock has been valued at market and the warrants have been valued, by management, at cost and are included in not readily marketable securities. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. Each warrant is exercisable in four tranches, with one share of common stock, owned and held by the National Association of Securities Dealers, Inc. available for purchase in each tranche.

1. Due from Clearing Brokers

The Company has clearing agreements with two brokerage firms to carry its account as a customer. The brokers have custody of the Company securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

2. Liabilities Subordinated to Claims of General Creditors

Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2002 are noninterest bearing, and mature on January 31, 2004. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (Note 5). In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of approximately $111,000 and cash of $55,000.

3. Other Assets

Included in other assets is equipment with a cost of $23,444 and a net book value of $14,092. Depreciation is provided on the double declining balance method over the estimated useful lives of five to seven years.

4. **Related Party Transactions**

The Company occupies premises under a sublease agreement with an entity controlled by the Company's president and majority stockholder who leases the office from a third party under a month to month lease currently requiring monthly payments of $20,225.

5. **Regulatory Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of $30,000. At December 31, 2002, the Company had regulatory net capital and regulatory net capital requirements of $215,175 and $30,000, respectively. The Company's net capital ratio was .40 to 1.

6. **Off-Balance Sheet Risk**

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

7. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Stockholders
Warren D. Nadel & Company
Greenvale, New York

In planning and performing our audit of the financial statements and supplemental schedule of Warren D. Nadel & Company ("Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The periodic computations of minimum financial statements pursuant to Regulation 1.17.

5. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

BDO

6. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's and the CFTC's objectives.

BDO

This report is intended solely for the use of management, the SEC, the CFTC, the National Association of Securities Dealers Regulation, Inc., the National Futures Association, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and CFTC Regulation 1.16 and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 14, 2003